

Mail Stop 4628

September 29, 2016

Renny Bolivar
Financial Planning Executive Director
Venezuelan National Petroleum Company
Avenida Libertador, Edificio Petróleos de Venezuela
Torre Este, La Campiña
Caracas 1050, Venezuela

> **Re: Venezuelan National Petroleum Company**
> **Application for Qualification of Indenture on Form T-3**
> **Filed September 16, 2016, as amended September 27, 2016**
> **File No. 22-29027**

Dear Mr. Bolivar:

This is to advise you that we have not reviewed and will not review your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending application for qualification of the trust indenture, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, the Securities Exchange Act of 1934, and the Trust Indenture Act of 1939 as they relate to the proposed offering of the securities and the qualification of the indenture.

You may contact Jason Langford, Staff Attorney, at 202-551-3193 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources